GOLDEN GOLIATH RESOURCES LTD.
# 711-675 West Hastings Street, Vancouver, B.C., V6B 1N2, Tel (604) 682-2950, Fax 685-3764

FIELD WORK UNDERWAY IN URUACHIC

Vancouver, Canada, May 31, 2016

Golden Goliath Resources Ltd. (TSX.V: GNG) (US:GGTH-F)

The Company is pleased to announce that exploration field work is currently being conducted by Fresnillo plc on some of the Company’s Uruachic properties pursuant to the Option Agreement signed between Minera Delta, S.A. de C.V. (the Company’s wholly owned Mexican subsidiary) and Desarrollos Mineros El Aguila, S.A. de C.V. (a Fresnillo plc’s subsidiary) dated November 5th, 2015. Sampling and other work is being conducted by Fresnillo personnel and a report on the work will be given to Golden Goliath at the year end.

Under the terms of the agreement Fresnillo may earn a 100% interest (subject to a 1% net smelter royalty half of which may be purchased for US$500,000), in the La Reforma, Nueva Union, Oteros, Las Bolas, Nopalera, La Barranca and Corona properties (the Corona property is owned 50% by Golden Goliath and 50% by Comstock Metals) by making cash payments totaling US$3 million over 3 years and by paying all mining rights (property taxes) and conducting all assessment work required to keep the properties in good standing.

The Company will keep an undivided 100% interest in its principal property in the District, San Timoteo, where work has been focused for the last several years. The Company’s option agreement on its other Uruachic properties allows the Company to remain debt free and focus future exploration on its San Timoteo property.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604) 682-2950 Email: jps@goldengoliath.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.